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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                      BIG BUCK BREWERY & STEAKHOUSE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  089072 10 2
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                                 (CUSIP Number)

                               Casimer I. Zaremba
                           550 South Wisconsin Street
                             Gaylord, Michigan 49734

                                 (989) 731-0401
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                OCTOBER 16, 2001
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              (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------
      *The remainder of this cover page shall be filled out for a Shareholder's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                           (Continued on following pages)

                               (Page 1 of 4 Pages)

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CUSIP No.    089072 10 2              13D                    Page 2 of 4 Pages

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  1  NAMES OF SHAREHOLDERS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 CASIMER I. ZAREMBA
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*
                 PF
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                 / /
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 USA
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                               7 SOLE VOTING POWER
     NUMBER OF SHARES               270,002*
    BENEFICIALLY OWNED         ------------------------------------------------
         BY EACH               8 SHARED VOTING POWER
     SHAREHOLDER WITH               4**
                               ------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                    270,002*
                               ------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   4**
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH SHAREHOLDER
                 270,006*
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 / /
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.4%
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  14  TYPE OF SHAREHOLDER*
                 IN
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                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  Includes 45,000 shares purchasable upon the exercise of options.
** Beneficial ownership of these shares is shared with Walter Zaremba, Casimer Zaremba's brother.

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      Casimer I. Zaremba (the "Shareholder") hereby amends his statement on
Schedule 13D (the "Schedule 13D") originally filed on July 11, 1996, and amended on June 17, 1999, with respect to his beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Big Buck Brewery & Steakhouse, Inc., a Michigan corporation (the "Company"). Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Shareholder beneficially owned 270,006 shares of common stock, representing 4.4% of the class.

      (b) The Shareholder has sole power to vote and to dispose of 270,002 shares of common stock. The Shareholder has shared power to vote and to dispose of 4 shares of common stock. The Shareholder shares this power with Walter Zaremba, the Shareholder's brother.

      (c) On October 16, 2001, 450,001 shares beneficially owned by the Shareholder were transferred to multiple pledgees pursuant to a Court Order.

      (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

      (e) On October 16, 2001, the Shareholder ceased to be the beneficial owner of more than five percent of the Company's Common Stock.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     NOVEMBER  13, 2001
                                     ---------------------------------------
                                     (Date)

                                     /s/ Casimer I. Zaremba
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                                     (Signature)

                                     Casimer I. Zaremba
                                     DIRECTOR
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                                     (Name/Title)